EXHIBIT 12.1

LOEWS CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollar Amount in Millions)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003		2002	2001		2000
Pretax income (loss) from continuing operations	551.9	80.4	$1,828.8	$(1,357.1)		$1,666.1	$(764.5)		$3,174.4

Add (deduct):

Adjustment for earnings of associated companies	(12.6)	(10.9)	23.0	(6.9)		(5.3)	(45.6)		(22.5)
Capitalized interest				(2.2)		(2.9)	(5.7)		(16.2)
Amortization of capitalized interest	0.3	0.3	1.4	1.5		4.7	1.5		0.5

Earnings before fixed charges	539.6	69.8	1,853.2	(1,364.7)		1,662.6	(814.3)		3,136.2

Fixed charges:

Interest expense	129.8	99.1	324.1	308.4		309.6	332.0		356.9
Capitalized interest				2.2		2.9	5.7		16.2
Interest element of operating lease rental	6.3	7.1	31.0	31.0		39.0	42.0		38.0
Interest credited to policyholders	10.2	16.0	64.0	194.0		229.0	259.0		279.0

Total fixed charges	146.3	122.2	419.1	535.6		580.5	638.7		690.1

Total earnings and fixed charges	685.9	192.0	$2,272.3	$(829.1)		$2,243.1	$(175.6)		$3,826.3

Ratio of earnings to fixed charges	4.7	1.6	5.4	(1.5	)(A)	3.9	(0.3	)(A)	5.5

Earnings before fixed charges	539.6	69.8	1,853.2	(1,364.7)		1,662.6	(814.3)		3,136.2
Fixed charges, excluding interest credited to policyholders	136.1	106.2	355.1	341.6		351.5	379.7		411.1

Total earnings and fixed charges, excluding interest credited to policyholders	675.7	176.0	$2,208.3	$(1,023.1)		$2,014.1	$(434.6)		$3,547.3

Ratio of earnings to fixed charges, excluding interest credited to policyholders	5.0	1.7	6.2	(3.0	)(A)	5.7	(1.1	)(A)	8.6

(A)	We incurred a loss for the years ended December 31, 2003 and 2001, and income from continuing operations was insufficient to cover fixed charges by $1,364.7 million and $814.3 million, respectively in such years.